12012495

SEC Mail Processing Section
RECEIVED
FEB 29 2012
Washington, DC
196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Portfolio Brokerage Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Broadway, 42nd Floor
(No. and Street)

Denver	**Colorado**	**80202-3922**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale J. Seier **(303)824-8175**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1 South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/11 A

KW 4/3

OATH OR AFFIRMATION

I, Dale J. Seier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portfolio Brokerage Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP- Treasurer

Title

Notary Public

comm exp 11/03/12

JULIE M. KLAHN NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Shareholder
Portfolio Brokerage Services, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Portfolio Brokerage Services, Inc. (the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Portfolio Brokerage Services, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2012

Portfolio Brokerage Services, Inc.

Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	799,765
Deposits with clearing organizations		259,194
Receivables from affiliates		695,458
Deferred tax assets		23,854
Other assets		53,306
Total assets	$	1,831,577
Liabilities and Shareholder's Equity		
Accounts payable, accrued expenses and other liabilities	$	51,084
Payable to clearing organization		7,500
Deferred tax liabilities		17,960
Total liabilities		76,544
Shareholder's Equity		
Common stock, $0.01 par value; authorized 100,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		1,205,190
Retained earnings		549,833
Total shareholder's equity		1,755,033
Total liabilities and shareholder's equity	$	1,831,577

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Portfolio Brokerage Services, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly-owned subsidiary of PMC International, Inc. (PMCI), which is a wholly-owned subsidiary of Envestnet, Inc. (the Parent). The Company's primary business includes the execution of securities transactions for Portfolio Management Consultants, Inc. (PMC) and the facilitation of manager-directed transactions at various custodians where Envestnet Asset Management, Inc. (EAM) has established agreements. PMC and EAM are registered investment advisers under the Investment Adviser Act of 1940 and are wholly-owned subsidiaries of PMCI and the Parent, respectively.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule, including the requirement to make the reserve computations under Rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer who carries no margin accounts: promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification,* sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents consist of highly-liquid investments with an original maturity of three months or less at the time of purchase.

Revenue recognition: The brokerage fees and commissions are earned from PMC and EAM. Securities transactions and related fees and commissions are recorded on a trade-date basis as transactions occur.

Fair value of financial instruments: The Company's financial instruments including cash, cash equivalents, receivables, deposits with clearing organizations, payables and other liabilities are carried at amounts which approximate fair values.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company is included in the consolidated federal and state income tax returns filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.

Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the change in tax laws and rates as of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.

Recently adopted accounting pronouncements: In May 2011, the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This guidance is effective for annual periods beginning on or after December 15, 2011, applied prospectively. The adoption of this guidance is not expected to have a material impact on our financial statements.

Note 2. Deposits with Clearing Organizations

The Company maintains deposits with the Depository Trust Company (DTC) and National Securities Clearing Corporation (NSCC) of $14,194 and $245,000, respectively, which are included in deposits with clearing organizations on the statement of financial condition.

Note 3. Related Party Transactions

The Company has entered into two management service agreements with affiliated companies whereby such affiliates provide the Company with various services including certain personnel, administrative, office rent and other operating expenses.

The Company has entered into brokerage service agreements with certain affiliates whereby the Company provides all securities brokerage services required with respect to the managed assets of the affiliates. For the year ended December 31, 2011, all of the brokerage fees and commissions earned resulted from these agreements. Additionally, as of December 31, 2011, receivables from affiliates in the amount of $695,458 represents brokerage fees and commissions receivable related primarily to these agreements.

Note 4. Income Tax Matters

As of December 31, 2011, net deferred tax assets consist of the following:

Future deductible expenses and net operating loss carryforwards:		
Net operating loss carryforwards	$	21,767
Future deductible expenses		2,087
Total deferred tax assets		23,854
Future taxable income arising from:		
Prepaid expenses		(17,960)
Total taxable deferred tax liabilities		(17,960)
Net deferred tax assets	$	5,894

The Company's tax returns for the years ended December 31, 2011 and 2010, for the period from April 1, 2009 through December 31, 2009 and for the years ended March 31, 2009 and 2008 remain open to examination by the Internal Revenue Service in their entirety. They also remain open with respect to state taxing jurisdictions. As of December 31, 2011, the Company has no uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

Note 5. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $881,658, which was $781,658 in excess of its required net capital of $100,000. At December 31, 2011, the Company's net capital ratio was 0.07 to 1.

Additionally, the Company is subject to net capital requirements of certain regulatory agencies. At December 31, 2011, the Company is in compliance with all such requirements.

Note 6. Off-Balance Sheet Risk, Commitments and Contingencies, and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company's exposure to credit risk associated with nonperformance of the customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by the volatile trading markets that may impair the customer's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or a counterparty fail to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Note 6. Off-Balance Sheet Risk, Commitments and Contingencies, and Concentration of Credit Risk (Continued)

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with creditworthy financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company had cash and cash equivalents at December 31, 2011, that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

The Company is required to maintain cash in the amount of 40 percent of its collateral requirements as designated by the NSCC. As the amount of the Company's collateral requirement is $100,000, the corresponding cash requirement would be $40,000. The Company is in compliance with this requirement at December 31, 2011.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Portfolio Brokerage Services, Inc.

Financial Report
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5d under the Securities Exchange Act of 1934.